UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
February 6, 2008
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 6, 2008
Harmony Gold Mining Company Limited

By:	/s/ Graham Briggs
	Name:	Graham Briggs
	Title:	Chief Executive Officer

Harmony Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
Registration number 1950/038232/06
ISIN ZAE000015228 Issuer code: HAPS
TRADING SYMBOLS: Ordinary Shares: JSE Limited: HAR,
New York Stock Exchange, Inc., HMY, London Stock Exchange plc: HRM
Euronext Paris: HG, Euronext Brussels: HMY, Berlin Stock Exchange: HAM1,
NASDAQ: HMY
Financial review for the second quarter and six months ended 31 December 2008
The quarter at a glance:
•	Safety performance improves

•	Net debt reduction of R1.1 billion

•	Total headline earnings of R492 million (>100%)

•	Cash operating profit of R1.1 billion (+38%)

•	Operating margin of 35%

•	Rand Uranium transaction concluded (R901 million profit ex-tax)

•	8% decline in total gold production

•	7% increase in cash operating costs (R/kg)
Financial review for the second quarter and six months ended 31 December 2008
(All results exclude Discontinued Operations, unless otherwise stated)

		Quarter	Quarter		6 months	6 months	Year on
		December	September	Q-on-Q	December	December	year
		2008	2008	variance*	2008	2007	variance*
Gold produced	- kg	11 267	12 287	(8%)	23 554	25 635	(8%)
	- oz	362 242	395 035	(8%)	757 277	824 181	(8%)
Cash costs	- R/kg	168 299	157 279	(7%)	162 550	136 877	(19%)
	- $/oz	527	629	16%	580	614	6%
Gold sold	- kg	12 415	12 342	1%	24 757	26 186	(5%)
	- oz	399 150	396 803	1%	795 953	841 896	(5%)
Cash operating	- Rm	1 113	808	38%	1 921	725	>100%
profit	- US$m	112	104	8%	216	105	>100%
Basic	- SAc/s	81	118	(31%)	199	(188)	>100%
profit/(loss)	- USc/s	8	15	(46%)	23	(27)	>100%
Headline	- SAc/s	101	8	>100%	109	(83)	>100%
profit/(loss)	- USc/s	10	1	>100%	12	(12)	>100%

*	Note that where the variance exceeded 100%, it has been indicated by >100%.
Harmony’s Annual Report, Notice of Meeting, Sustainable Development Report and its Annual Report filed on a Form 20F with the United States’ Securities and Exchange Commission for the year ended 30 June 2008 are available on our website at www.harmony.co.za
CHIEF EXECUTIVE’S REVIEW
Overview
Harmony concluded two major transactions in the past six months, raised almost R1 billion by issuing shares and our share price increased by 38% over the year, in spite of market volatility.
We realise there is continuing market uncertainty, particularly with regard to commodities. We are often asked what we are doing in these uncertain times.
Harmony weathered a storm of its own in late 2007. We have made the tough decisions, restructured and decided to continue investing in the mines which will be the future of Harmony.

We do not plan further job reductions, provided the gold price remains strong, and we intend keeping our capital expenditure plans intact. We have created a reasonable margin and continue to secure our future amidst turmoil and uncertain times.
Each of our mines has its own targets, compiled by and committed to by the shaft employees themselves. These targets are the driving force behind our teams. Some of the results have not been seen in our financial figures as yet, but we will continue to focus on the fundamentals.
Safety
Our behaviour-based safety initiative that has been rolled out to all of the shafts and the efforts put into leading by example are proving to have a positive effect. The main aim is to change the attitude and mindset of people and to create a safer working place as a whole. All stakeholders are involved and the continuous communication on safety in the working place as well as off the job is receiving priority attention from all parties.
The past quarter was marked by some outstanding safety performances. I am very grateful to all who assisted in reducing Harmony’s Fatality Injury Frequency Rate from 0.18 to 0.10 year on year and its Lost Time Injury Frequency Rate from 10.0 to 9.13 quarter on quarter.
However, we have not yet reached our target of zero fatalities. It is with deep regret that we report that three of our colleagues died in work-related incidents during the quarter under review. On behalf of the Board and Management, I extend my heartfelt condolences to their families and friends.
Those who died were: Elandsrand employee Amandio Julai Massingue, an underground assistant; Bambanani employee Moeti Mololo, a rock drill operator; and Tshepong employee Matli Lazaro, a scraper winch operator.
Gold market
While the gold price had weakened in terms of the US Dollar during the quarter, the average Rand gold price remained strong. In the current faltering global economy all the signs are that the metal retains its status as a safe haven and store of wealth. This demand pattern, combined with declining supply as juniors struggle to explore or continue with project development due to a lack of funding, adds credence to the argument that the gold price is likely to rise in the medium to long term.
During the quarter our average gold price received was R253 441/kg, 17% higher than the previous quarter, due to the weaker average Rand/$ exchange rate of R9.93/$. The weaker exchange rate was a great benefit to us, notwithstanding the negative impact on the cost of imported supplies.
Looking forward
Overall, I believe calendar 2009 has every prospect to be a good year for Harmony. Commodity prices have come down and this should reflect in our mining input costs. Elandsrand should be a safer and improved production business once it has completed its “intensive care” phase. Two of our growth mines, Doornkop and Phakisa, will have most of their shaft infrastructure completed, and finally Hidden Valley will be in production as from mid-2009, resulting in an increase in production.
The world finds itself in very uncertain times and it is clear that the rules of our game will be:
•	conserving our cash;

•	having a reasonable margin;

•	being debt-free;

•	keeping the company as simple as possible;

•	rewarding our shareholders.
During the last six months we have looked at a number of assets that may potentially fit the Harmony portfolio. Our strategy is not restricted to any particular area, but is aimed at acquiring long-life assets that offer higher margins. The financial climate has put a lot of companies into dire straits, and although a number of due diligences are being performed at the moment, Harmony is unlikely to make any acquisitions before June 2009. We believe that the number of opportunities may increase, but we will not make any rushed decisions. Our aim is to have net zero debt by June 2009 and reward our shareholders for their loyalty in financial year 2009/2010.
Chief Executive Officer Graham Briggs
CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)

			Quarter ended
		December	September	December
		2008	2008	2007
		(Unaudited)	(Unaudited)	(Unaudited)
	Notes	R million	R million	R million
Continuing operations
Revenue		3 146	2 682	2 116
Cost of sales	2	(2 383)	(2 225)	(2 009)
Production cost		(2 033)	(1 874)	(1 687)
Amortisation and depreciation		(310)	(308)	(228)
Employment termination and restructuring costs		(16)	(12)	(75)
Other items		(24)	(31)	(19)
Gross profit		763	457	107
Corporate, administration and other expenditure		(92)	(91)	(68)
Exploration expenditure		(75)	(45)	(42)
Other income/(expenses) — net	3	78	505	(95)
Operating profit/(loss)		674	826	(98)
(Loss)/profit from associates		(52)	1	—
Profit on sale of investment in associate		—	1	—
Impairment of investment in associate	6	—	(112)	—
Mark-to-market of listed investments		(116)	—	—
Loss on sale of listed investments		—	—	—
Investment income		107	77	74
Finance cost		(61)	(85)	(138)
Profit/(loss) before taxation		552	708	(162)
Taxation		(220)	(234)	(54)
Net profit/(loss) from continuing operations		332	474	(216)
Discontinued operations	4
Profit/(loss) from discontinued operations		984	(72)	262
Net profit/(loss)		1 316	402	46
Earnings/(loss) per ordinary share (cents)	5
— Earnings/(loss) from continuing operations		81	117	(54)
— Earnings/(loss) from discontinued operations		243	(18)	65
Total earnings/(loss) per ordinary share (cents)		324	100	11
Diluted earnings/(loss) per ordinary share (cents)	5
— Earnings/(loss) from continuing operations		81	117	(54)
— Earnings/(loss) from discontinued operations		242	(18)	65
Total diluted earnings/(loss) per ordinary share (cents)		323	99	11

	Six months ended
	December	December
	2008	2007
	R million	R million
Continuing operations
Revenue	5 828	4 255
Cost of sales	(4 608)	(4 073)
Production cost	(3 907)	(3 531)
Amortisation and depreciation	(618)	(429)
Employment termination and restructuring costs	(28)	(75)
Other items	(55)	(38)
Gross profit	1 220	182
Corporate, administration and other expenditure	(183)	(140)
Exploration expenditure	(120)	(86)
Other income/(expenses) — net	583	(110)
Operating profit/(loss)	1 500	(154)
(Loss)/profit from associates	(51)	—
Profit on sale of investment in associate	1	—
Impairment of investment in associate	(112)	—
Mark-to-market of listed investments	(116)	33
Loss on sale of listed investments	—	(459)
Investment income	184	141
Finance cost	(146)	(259)
Profit/(loss) before taxation	1 260	(698)
Taxation	(454)	(52)
Net profit/(loss) from continuing operations	806	(750)
Discontinued operations
Profit/(loss) from discontinued operations	912	230
Net profit/(loss)	1 718	(520)
Earnings/(loss) per ordinary share (cents)
— Earnings/(loss) from continuing operations	199	(188)
— Earnings/(loss) from discontinued operations	225	57
Total earnings/(loss) per ordinary share (cents)	424	(131)
Diluted earnings/(loss) per ordinary share (cents)
— Earnings/(loss) from continuing operations	198	(186)
— Earnings/(loss) from discontinue operations	224	56
Total diluted earnings/(loss)
per ordinary share (cents)	422	(130)
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (Rand)

		Quarter ended
	December	September	December
	2008	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)
	R million	R million	R million

Net profit/(loss) for the period	1 316	402	46
Attributable to:
Owners of the parent	1 316	402	46
Non-controlling interest	—	—	—
Other comprehensive (loss)/income for the period, net of income tax	(115)	88	52
Foreign exchange translation (loss)/profit	(208)	119	(15)
Mark-to-market of available-for-sale investments	93	(31)	67
Total comprehensive income/(loss) for the period	1 201	490	98
Attributable to:
Owners of the parent	1 201	490	98
Non-controlling interest	—	—	—

	Six months ended
	December	December
	2008	2007
	R million	R million
Net profit/(loss) for the period	1 718	(520)
Attributable to:
Owners of the parent	1 718	(520)
Non-controlling interest	—	—
Other comprehensive (loss)/income for the period, net of income tax	(27)	415
Foreign exchange translation (loss)/profit	(89)	(110)
Mark-to-market of available-for-sale investments	62	525
Total comprehensive income/(loss) for the period	1 691	(105)
Attributable to:
Owners of the parent	1 691	(105)
Non-controlling interest	—	—

CONDENSED CONSOLIDATED BALANCE SHEET (Rand)

			At	At
		At	September	June
		December	2008	2008
		2008	(Unaudited)	(Audited)
	Notes	R million	R million	R million
ASSETS
Non-current assets
Property, plant and equipment		27 786	26 886	27 556
Intangible assets		2 223	2 213	2 209
Restricted cash		169	181	78
Restricted investments		1 567	1 512	1 465
Investments in financial assets		28	48	67
Investments in associates	6	228	34	145
Trade and other receivables		56	127	137
		32 057	31 001	31 657
Current assets
Inventories		898	752	693
Trade and other receivables		2 732	875	875
Income and mining taxes		108	54	82
Cash and cash equivalents	7	1 645	1 186	413
		5 383	2 867	2 063
Non-current assets classified as held for sale	4	407	1 408	1 537
		5 790	4 275	3 600
Total assets		37 847	35 276	35 257
EQUITY AND LIABILITIES
Share capital and reserves
Share capital		27 126	25 904	25 895
Other reserves		671	777	676
Accumulated loss		(114)	(1 430)	(1 832)
		27 683	25 251	24 739
Non-current liabilities
Borrowings	8	188	176	242
Deferred income tax		3 699	3 008	2 990
Provisions for other liabilities and charges		1 342	1 297	1 273
		5 229	4 481	4 505
Current liabilities
Trade and other payables		1 613	1 394	1 372
Provisions and accrued liabilities		273	295	287
Borrowings	8	2 671	3 363	3 857
		4 557	5 052	5 516
Liabilities directly associated with non-current assets classified as held for sale	4	378	492	497
		4 935	5 544	6 013
Total equity and liabilities		37 847	35 276	35 257
Number of ordinary shares in issue		417 637 697	403 424 148	403 253 756
Net asset value per share (cents)		6 628	6 259	6 135
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Rand)

	Issued
	share	Other	Accumulated
	capital	reserves	loss	Total
	R million	R million	R million	R million
Note	10
Balance — 30 June 2008	25 895	676	(1 832)	24 739
Issue of share capital	1 231	—	—	1 231
Deferred share-based payments	—	22	—	22
Comprehensive (loss)/income for the period	—	(27)	1 718	1 691
Balance as at 31 December 2008	27 126	671	(114)	27 683
Balance — 30 June 2007	25 636	(349)	(1 581)	23 706
Issue of share capital	41	—	—	41
Deferred share-based payments	—	21	—	21
Comprehensive income/(loss) for the period	—	415	(520)	(105)
Balance as at 31 December 2007	25 677	87	(2 101)	23 663

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Rand)

	Quarter ended
		December	September	December
		2008	2008	2007
		(Unaudited)	(Unaudited)	(Unaudited)
	Note	R million	R million	R million
Cash flow from operating activities
Cash generated/(utilised) by operations		1 155	670	(376)
Interest and dividends received		112	82	76
Interest paid		(62)	(112)	(118)
Income and mining taxes paid		(142)	(1)	(9)
Cash generated/(utilised) by operating activities		1 063	639	(427)
Cash flow from investing activities
Decrease/(increase) in restricted cash		13	(103)	(71)
Net proceeds on disposal of listed investments		—	—	—
Net (additions)/disposals of property, plant and equipment		(840)	798	(734)
Other investing activities		64	10	65
Cash (utilised)/generated by investing activities		(763)	705	(740)
Cash flow from financing activities
Cash (utilised)/generated by investing activities		(763)	705	(740)
Cash flow from financing activities
Long-term loans raised		—	—	10
Long-term loans repaid		(698)	(588)	—
Ordinary shares issued — net of expenses		980	8	5
Cash generated/(utilised) by financing activities		282	(580)	15
Foreign currency translation adjustments		(122)	7	16
Net increase/(decrease) in cash and cash equivalents		460	771	(1 136)
Cash and cash equivalents — beginning of period		1 186	415	1 571
Cash and cash equivalents — end of period	7	1 646	1 186	435

	Six months ended
	December	December
	2008	2007
	R million	R million
Cash flow from operating activities
Cash generated/(utilised) by operations	1 825	(322)
Interest and dividends received	194	145
Interest paid	(174)	(177)
Income and mining taxes paid	(143)	(21)
Cash generated/(utilised) by operating activities	1 702	(375)
Cash flow from investing activities
Decrease/(increase) in restricted cash	(90)	203
Net proceeds on disposal of listed investments	—	1 310
Net (additions)/disposals of property, plant and equipment	(42)	(1 567)
Other investing activities	74	14
Cash (utilised)/generated by investing activities	(58)	(40)
Cash flow from financing activities
Cash (utilised)/generated by investing activities	(58)	(40)
Cash flow from financing activities
Long-term loans raised	—	2 098
Long-term loans repaid	(1 286)	(1 802)
Ordinary shares issued — net of expenses	988	24
Cash generated/(utilised) by financing activities	(298)	320
Foreign currency translation adjustments	(115)	36
Net increase/(decrease) in cash and cash equivalents	1 231	(59)
Cash and cash equivalents — beginning of period	415	494
Cash and cash equivalents — end of period	1 646	435

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 31 DECEMBER 2008
1. Accounting policies
(a) Basis of accounting
The condensed consolidated interim financial statements for the period ended 31 December 2008 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2008. These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting and should be read in conjunction with the financial statements for the year ended 30 June 2008.
2. Cost of sales

	Quarter ended
	December	September	December
	2008	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)
	R million	R million	R million
Production costs	2 033	1 874	1 687
Amortisation and depreciation	310	308	228
Provision for rehabilitation costs	4	6	—
Care and maintenance cost of restructured shafts	10	12	10
Employment termination and restructuring costs	16	12	75
Share-based compensation	9	13	9
Provision for post-retirement benefits	1	—	—
Total cost of sales	2 383	2 225	2 009

	Six months ended
	December	December
	2008	2007
	R million	R million
Production costs	3 907	3 531
Amortisation and depreciation	618	429
Provision for rehabilitation costs	10	—
Care and maintenance cost of restructured shafts	22	19
Employment termination and restructuring costs	28	75
Share-based compensation	22	19
Provision for post-retirement benefits	1	—
Total cost of sales	4 608	4 073
3. Other income/(expenses) — net
Included in other income/(expenses) in the September 2008 quarter is R523 million profit on sale of 30.01% of Harmony’s Papua New Guinea gold and copper assets to Newcrest Mining Limited.
4. Non-current assets held for sale and discontinued operations
The assets and liabilities related to Mount Magnet (operations in Australia) have been presented as held for sale following approval of the Group’s management and Board of Directors on 20 April 2007. During fiscal 2008, we entered into an agreement with Monarch Gold Mining Company (Monarch) for the sale of these operations. However, during July 2008 we were advised that Monarch had placed itself in voluntary administration and on 1 August 2008 the Administrator indicated that Monarch would not proceed with the proposed purchase, and consequently the purchase agreement has been terminated. Management is still intent on the disposal of Mount Magnet despite the asset being classified as held for sale for more than 12 months.
The assets and liabilities relating to the Cooke 1, Cooke 2, Cooke 3, Cooke plant and relating surface operations (operations in the Gauteng area) have been presented as held for sale following the approval of the Group’s management on 16 October 2007. These operations were also deemed to be discontinued operations.

The conditions precedent on the sale of Randfontein’s Cooke assets to Rand Uranium have been fulfilled and the transaction became effective on 21 November 2008.
In exchange for 60% of the issued share capital of Rand Uranium, Harmony received US$40 million out of the total purchase consideration of US$209 million on the effective date of the transaction. A further US$157 million, plus interest thereon at 5% per annum, will be received by 22 April 2009. The balance of the purchase consideration of approximately US$12 million is due as soon as the second stage of the transaction, which relates to its Old Randfontein assets, is finalised, which is anticipated to be on or shortly after 22 April 2009. Pamodzi Resources Fund 1, LLP’s (PRF) investors, affiliates of First Reserve and AMCI Capital, have provided Harmony with a guarantee in respect of the payment of the above amounts. In addition, PRF pledged its shares in Rand Uranium to Harmony as security for RPF’s obligation to pay the purchase consideration to Harmony.
As a result of the transaction, the Group recognised a profit on sale of assets of R1 722 million before tax in the income statement in the December 2008 quarter.
Included in profit/(loss) from discontinued operations for the September 2008 quarter is an impairment charge for the Mount Magnet assets for R152 million, relating to the decrease in the fair value less cost to sell.
5. Earnings/(loss) per ordinary share
Earnings/(loss) per ordinary share is calculated on the weighted average number of ordinary shares in issue for the quarter ended 31 December 2008: 406.8 million (30 September 2008: 403.1 million, 31 December 2007: 399.8 million) and the six months ended 31 December 2008: 405.0 million (31 December 2007: 399.7 million).
The fully diluted earnings/(loss) per ordinary share is calculated on weighted average number of diluted ordinary shares in issue for the quarter ended 31 December 2008: 409.1 million (30 September 2008: 404.6 million, 31 December 2007: 402.1 million) and the six months ended 31 December 2008: 407.1 (31 December 2007: 402.4 million)

		Quarter ended
	December	September	December
	2008	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)
	R million	R million	R million
Total earnings/(loss) per ordinary share (cents):
Basic earnings/(loss)	324	100	11
Fully diluted earnings/(loss)	323	99	11
Headline earnings/(loss)	121	24	14
— Continuing operations	101	8	(48)
— Discontinued operations	20	16	62
Reconciliation of headline earnings/(loss):
Continuing operations
Net profit/(loss)	332	474	(216)
Adjusted for (net of tax):
Loss/(profit) on sale of property, plant and equipment	78	(553)	(29)
Loss on sale of listed investment	—	—	—
Profit on sale of associate	—	(1)	—
Impairment of investment in associates	—	112	—
Provision for doubtful debt	—	—	53
Headline profit/(loss)	410	32	(192)
Discontinued operations
Net profit/(loss)	984	(72)	262
Adjusted for (net of tax):
(Profit)/loss on sale of property, plant and equipment	(901)	(14)	51
Impairment of property, plant and equipment	(1)	152	(66)
Headline profit	82	66	247
Total headline profit/(loss)	492	98	55

	Six months ended
	December	December
	2008	2007
	R million	R million
Total earnings/(loss) per ordinary share (cents):
Basic earnings/(loss)	424	(131)
Fully diluted earnings/(loss)	422	(130)
Headline earnings/(loss)	145	(27)
— Continuing operations	109	(83)
— Discontinued operations	36	56
Reconciliation of headline earnings/(loss):
Continuing operations
Net profit/(loss)	806	(750)
Adjusted for (net of tax):
Loss/(profit) on sale of property, plant and equipment	(476)	(27)
Loss on sale of listed investment	—	392
Profit on sale of associate	—	—
Impairment of investment in associates	112	—
Provision for doubtful debt	—	53
Headline profit/(loss)	442	(332)
Discontinued operations
Net profit/(loss)	912	230
Adjusted for (net of tax):
(Profit)/loss on sale of property, plant and equipment	(915)	51
Impairment of property, plant and equipment	151	(59)
Headline profit	148	222
Total headline profit/(loss)	590	(110)
6. Investment in associate
Harmony Gold Mining Company owns 32.4% of Pamodzi Gold Limited. At 30 September 2008, management tested for impairment of the investment in associate and an amount of R112 million was impaired. During the December 2008 quarter the Group recognised a loss of R34 million, its share of the associate loss, resulting in a carrying value of R0.
On 21 November 2008, Harmony Group sold 60% of the issued share capital of Rand Uranium to PRF. Refer to note 4 for details. This resulted in the Group owning 40% of Rand Uranium. The book value of the investment at 31 December 2008 was R228 million.
7. Cash and cash equivalents Comprises of:

	December	September	June
	2008	2008	2008
		(Unaudited)	(Audited)
	R million	R million	R million
Continuing operations	1 645	1186	413
Discontinued operations	1	—	2
Total cash and cash equivalents	1 646	1 186	415

8. Borrowings

	December	September	June
	2008	2008	2008
		(Unaudited)	(Audited)
	R million	R million	R million
Unsecured borrowings
Convertible unsecured fixed rate bonds	1 672	1 649	1 626
Africa Vanguard Resources (Proprietary) Limited	32	32	32
	1 704	1 681	1 658
Less: Short-term portion	(1 672)	(1 649)	(1 626)
Total unsecured long-term borrowings	32	32	32
Secured borrowings
Westpac Bank Limited*	198	183	258
Africa Vanguard Resources (Doornkop) (Pty) Limited (Nedbank Limited)	209	201	194
Nedbank Limited	750	1 482	2 000
Less: Unamortised transaction costs	(2)	(8)	(11)
	1 155	1 858	2 441
Less: Short-term portion	(999)	(1 714)	(2 231)
Total secured long-term borrowings	156	144	210
Total long-term borrowings	188	176	242
Total current portion of borrowings	2 671	3 363	3 857
Total long-term borrowings	2 859	3 539	4 099

*	The future minimum lease payments to Westpac Bank Limited are as follows:

	December	September	June
	2008	2008	2008
		(Unaudited)	(Audited)
	R million	R million	R million
Due within one year	63	46	57
Due between two and five years	156	156	228
	219	202	285
Future finance charges	(21)	(19)	(27)
Total future minimum lease payments	198	183	258
9. Commitments and contingencies

	December	September	June
	2008	2008	2008
		(Unaudited)	(Audited)
	R million	R million	R million
Capital expenditure commitments
Contracts for capital expenditure	692	512	1 164
Authorised by the directors but not contracted for	1 689	2 132	1 720
	2 381	2 644	2 884
This expenditure will be financed from existing resources and where appropriate, borrowings.
Contingent liabilities	18	18	18
Guarantees and suretyships	305	303	171
Environmental guarantees	323	321	189

Contingent liability
On 18 April 2008, Harmony Gold Mining Company Limited was made aware that it has been named or may be named as a defendant in a lawsuit filed in the U.S. District Court in the Southern District of New York on behalf of certain purchasers and sellers of Harmony’s American Depositary Receipts (ADRs). Harmony has retained legal counsel, who will advise Harmony on further developments in the U.S.
10. Share capital
Wafi-Golpu royalty
On 1 December 2008, Harmony issued 3 364 675 shares to Rio Tinto Limited. The Harmony shares were issued to cancel the Rio Tinto royalty rights over Wafi-Golpu in Papua New Guinea. The value of issued shares was R242 million (US$24 million) at R71.98 per share.
Capital raising
Harmony engaged in capital raising between 25 November 2008 and 19 December 2008 by issuing shares into the open market following the resolution passed by shareholders at the Annual General Meeting held on 24 November 2008. In the capital raising, 10 504 795 Harmony shares were issued at an average subscription price of R93.20, resulting in R979 million before costs being raised. The number of shares issued is equivalent to 2.6% of Harmony’s issued share capital. The cost of the issue was R15 million or 1.5% of the value of shares issued.
11. Segment report
The Group early adopted IFRS 8 — Operating Segments in the 2008 financial year. The standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting to the chief operating decision maker (CODM).
The Group has only one product, being gold. In order to determine operating and reportable segments, management reviewed various factors, including geographical location as well as managerial structure. It was determined that an operating segment consists of a shaft or a group of shafts managed by a single general manager and management team.
After applying the quantitative thresholds from the standard, the reportable segments were determined as:
Tshepong, Phakisa, Bambanani, Masimong, Target, Doornkop, Elandsrand, Evander, Virginia, Cooke (held for sale and discontinued) and Papua New Guinea. All other operating segments have been grouped together under other — underground or other — surface, under their classification as either continuing or discontinued.
The comparative segment reports have been restated for these changes.
When assessing profitability, the CODM considers the revenue and production costs of each segment. The net of these amounts is the cash operating profit or loss. Therefore, cash operating profit has been disclosed in the segment report as the measure of profit or loss.
The CODM does not consider depreciation or impairment and therefore these amounts have not been disclosed in the segment report.
12. Review report
The condensed consolidated financial statements for the six months ended 31 December 2008 have been reviewed in accordance with International Standards on Review Engagements 2410 — “Review of interim financial information performed by the Independent Auditors of the entity” by PricewaterhouseCoopers Inc. Their unqualified review opinion is available for inspection at the Company’s registered office.
SEGMENT REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2008 (Rand/Metric)

		Production	Operating
Continuing operations	Revenue	cost	profit
South Africa	R million	R million	R million
Underground
Tshepong	903	501	402
Phakisa	60	43	17
Bambanani	509	342	167
Doornkop	157	138	19
Elandsrand	720	565	155
Target	296	250	46
Masimong	592	336	256
Evander	804	522	282
Virginia	1 043	758	285
Other(1)	271	190	81
Surface
Other (2)	473	262	211
Total South Africa	5 828	3 907	1 921
International
Papua New Guinea(3)	—	—	—
Total international	—	—	—
Total continuing operations	5 828	3 907	1 921
Discontinued operations
Cooke	614	447	167
Total discontinued operations	614	447	167
Total operations	6 442	4 354	2 088

	Capital		Tonnes
Continuing operations	expenditure	Kilograms	milled
South Africa	R million	sold	t’000
Underground
Tshepong	117	3 833	697
Phakisa	237	254	66
Bambanani	20	2 180	264
Doornkop	217	657	253
Elandsrand	211	3 086	503
Target	166	1 281	318
Masimong	68	2 485	457
Evander	111	3 425	610
Virginia	82	4 387	1 149
Other(1)	24	1 155	275
Surface
Other (2)	31	2 014	4 198
Total South Africa	1 284	24 757	8 790
International
Papua New Guinea(3)	933	—	—
Total international	933	—	—
Total continuing operations	2 217	24 757	8 790
Discontinued operations
Cooke	87	2 667	1 287
Total discontinued operations	87	2 667	1 287
Total operations	2 304	27 424	10 077

Notes:

(1)	Includes Joel and St Helena.

(2)	Includes Kalgold, Phoenix and Dumps.

(3)	Included in the capital expenditure is an amount of R694 million contributed by Newcrest in terms of the farm-in agreement.
SEGMENT REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2007 (Rand/Metric)

		Production	Operating
Continuing operations	Revenue	cost	profit/(loss)
South Africa	R million	R million	R million
Underground
Tshepong	738	482	256
Phakisa	3	4	(1)
Bambanani	472	427	45
Doornkop	138	120	18
Elandsrand	371	374	(3)
Target	229	170	59
Masimong	326	354	(28)
Evander	714	502	212
Virginia	707	668	39
Other (1)	183	220	(37)
Surface
Other (2)	374	210	164
Total South Africa	4 255	3 531	724
International
Papua New Guinea	—	—	—
Total international	—	—	—
Total continuing operations	4 255	3 531	724
Discontinued operations
Cooke	681	467	214
Other	759	657	102
Total discontinued operations	1 440	1 124	316
Total operations	5 695	4 655	1 040

	Capital		Tonnes
Continuing operations	expenditure	Kilograms	milled
South Africa	R million	sold	t’000
Underground
Tshepong	102	4 547	774
Phakisa	123	18	6
Bambanani	64	2 870	537
Doornkop	165	846	248
Elandsrand	140	2 329	383
Target	84	1 413	310
Masimong	63	2 001	444
Evander	133	4 420	734
Virginia	81	4 319	1 138
Other (1)	26	1 134	258
Surface
Other (2)	70	2 289	4 195
Total South Africa	1 051	26 186	9 027
International
Papua New Guinea	436	—	—
Total international	436	—	—
Total continuing operations	1 487	26 186	9 027
Discontinued operations
Cooke	79	4 158	1 801
Other	145	4 683	1 685
Total discontinued operations	224	8 841	3 486
Total operations	1 711	35 027	12 513

Notes:

(1)	Includes Joel and St Helena.

(2)	Includes Kalgold, Phoenix and Dumps.
This report was approved by the Board of Directors and is signed on their behalf by:

G Briggs	F Abbott	Randfontein
Chief Executive Officer	Interim Financial Director	6 February 2009
CONTACT DETAILS
HARMONY GOLD MINING COMPANY LIMITED
Corporate Office
Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road
and Ward Avenue
Randfontein, 1759
Johannesburg
South Africa
Telephone: +27 11 411 2000

Website: http://www.harmony.co.za

Investor Relations Team
Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za
Esha Brijmohan
Investor Relations Officer
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 922 4584
E-mail: esha@harmony.co.za
Company Secretary
Khanya Maluleke
Telephone: +27 11 411 2019
Fax: +27 11 411 2070
E-mail: khanya.maluleke@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 86 154 6572
Fax: +27 11 834 4389
ADR Depositary
The Bank of New York Mellon Inc
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY-ADRS
Fax: +1 212 571 3050
Directors
P T Motsepe (Chairman)*
G Briggs (Chief Executive Officer)
F Abbott (Interim Financial Director)
J A Chissano*1
F F T De Buck*, Dr C Diarra*+,
K V Dicks*, Dr D S Lushaba*, C Markus*,
M Motloba*, C M L Savage*, A J Wilkens*

(* non-executive)
(1 Mozambican)
(+ US/Mali Citizen)
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Bechenham
Kent BR3 4TU
United Kingdom
Telephone: +44 870 162 3100
Fax: +44 208 636 2342